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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TALX CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
874918105
(CUSIP Number)
William W. Canfield
TALX Corporation
11432 Lackland Avenue
St. Louis, Missouri 63146
(314) 214-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	874918105	13D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: William W. Canfield

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,052,292

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,052,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,052,292

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 874918105	13D	Page 3 of 7 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of TALX Corporation, a Missouri corporation (“TALX”). The principal executive offices of TALX are located at 11432 Lackland Avenue, St. Louis, Missouri 63146.
Item 2. Identity and Background.
     This Schedule 13D is being filed by William W. Canfield (the “Shareholder”). The principal business address of the Shareholder is 11432 Lackland Avenue, St. Louis, Missouri 63146. The Shareholder is the Chairman of the Board and Chief Executive Officer and President of TALX. He is a citizen of the United States.
     During the last five years, the Shareholder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, except as follows:
     On November 12, 2002, the staff of the Central Regional Office of the Securities and Exchange Commission sent TALX a “Wells letter” indicating the staff’s plans to recommend to the Commission that it institute an enforcement action against, among others, the Shareholder. In March 2005, the Shareholder consented to pay a $100,000 penalty in a civil action filed by the Commission in U.S. District Court. Further, the Shareholder consented to a related administrative order requiring him to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act of 1933 and Securities Exchange Act of 1934 (“Exchange Act”) Rule 13b2-1, and from causing any violations and any future violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 thereunder, and to pay disgorgement and prejudgment interest in the total amount of $859,999.
Item 3. Source and Amount of Funds or Other Consideration.
     On February 14, 2007, TALX entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Equifax and a wholly-owned subsidiary of Equifax (“Merger Sub”) that provides for the acquisition of TALX by Equifax by means of a merger of TALX into Merger Sub (the “Merger”). As a result of the Merger, TALX would become a wholly-owned subsidiary of Equifax. In connection with the execution of the Merger Agreement, the Shareholder entered into a Shareholder Agreement with Equifax dated February 14, 2007 (the “Shareholder Agreement”), providing for the voting of the Shareholder’s TALX Common Stock as described in Item 4 below. Equifax did not pay additional consideration to the Shareholder in connection with the execution of the Shareholder Agreement, and thus no funds were used for such purpose.
     The Shareholder acquired these shares at various times, including before the TALX Common Stock was registered pursuant to Section 12 of the Securities Exchange Act of 1934 in 1996, primarily from the issuer.
Item 4. Purpose of Transaction.
     Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of TALX Common Stock outstanding immediately prior to the effective time of the Merger (other than shares as to which appraisal rights are properly asserted under Missouri law and shares owned by Equifax, TALX, or their respective wholly-owned subsidiaries) will be converted into the right to receive, subject to proration as described below, either (i) 0.861 of a share of Equifax common stock or (ii) $35.50 in cash, as elected by holders of TALX Common Stock. This election is subject to the limitation that 75% of the outstanding shares of TALX Common Stock be exchanged for Equifax common stock and 25% for cash, with proration to be applied in the event of oversubscription.
     As a result of the Merger, TALX would become a wholly-owned subsidiary of Equifax and the TALX Common Stock would be de-listed from and no longer quoted on The NASDAQ Stock Market. Pursuant to Section

CUSIP No. 874918105	13D	Page 4 of 7 Pages
12(g)(4) of the Securities Exchange Act of 1934, the TALX Common Stock would no longer be registered under such Act.
     The Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.
     In connection with the execution of the Merger Agreement, Equifax and the Shareholder entered into the Shareholder Agreement. Pursuant to the Shareholder Agreement and subject to the terms and conditions therein, the Shareholder has agreed to vote, or cause to be voted, the Shareholder’s shares of TALX Common Stock in favor of approval of the Merger Agreement, the Merger, and each of the other transactions contemplated by the Merger Agreement and any other action intended to facilitate consummation of the transactions contemplated by the Merger Agreement. The Shareholder is required to vote, or cause to be voted, such shares against any acquisition proposal other than the Merger Agreement or any amendment of TALX’s articles of incorporation or bylaws, or any other proposal, action, or transaction which would be reasonably expected to prevent or impede or delay the Merger, the Merger Agreement, or any of the transactions contemplated by the Merger Agreement.
     The Shareholder has agreed not to transfer, pledge, assign, tender, or otherwise dispose of or consent to or permit any transfer of any shares or any interest therein, or enter into any contract, option, or other arrangement with respect to any transfer (including any profit sharing or other derivative arrangement) of any shares or any interest therein, to any person other than pursuant to the Shareholder Agreement or the Merger Agreement, unless prior to any such transfer the transferee of such shares enters into a shareholder agreement with Equifax on terms substantially identical to the terms of the Shareholder Agreement.
     If the Shareholder is not present at the meeting at which the vote of TALX shareholders is taken, the Shareholder has granted to and appointed Equifax and certain designated representatives as the Shareholder’s proxies to vote all of his TALX shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal or other transactions that would prevent, impede, or delay the Merger.
     The Shareholder Agreement will terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.
     The Shareholder Agreement is included as Exhibit 2 hereto and the description of the Shareholder Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     The Shareholder is the beneficial owner of the 2,052,292 shares of TALX Common Stock subject to the Shareholder Agreement, which comprise 1,389,421 outstanding shares owned by the Shareholder and 638,369 shares subject to options exercisable within 60 days, and 24,502 shares held by the spouse of the Shareholder. These shares represent 6.39% of the issued and outstanding shares of TALX Common Stock.1 By virtue of the Shareholder Agreement, the Shareholder may be deemed to share with Equifax the power to vote the Shares subject to the Shareholder Agreement.
     (c) On December 15, 2006, the Shareholder disposed of 48,400 shares of TALX common stock through charitable gifting, including 18,000 shares to the Canfield Family Foundation. On January 23, 2007, the Compensation Committee awarded 27,850 shares of restricted stock to the Shareholder under the 2005 TALX Corporation Omnibus Incentive Plan. On February 26, 2007, options to purchase 11,250 shares of TALX Common Stock, which were granted to the Shareholder in 2004 under the TALX Amended and Restated 1994 Stock Option Plan, as amended, vested in accordance with their terms. All of the transactions described in this paragraph (c) are

1 The total number of issued and outstanding shares of voting stock of TALX equals the sum of (a) 31,486,925 shares of Common Stock issued and outstanding as of February 5, 2007, according to TALX’s Form 10-Q filed for the period ending December 31, 2006, and (b) 638,369 shares of TALX Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 874918105	13D	Page 5 of 7 Pages
included in the totals set forth in the first paragraph of this Item 5. Each of these transactions was a private transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for awards of restricted shares or stock options under previously disclosed employee compensation plans, and a margin loan agreement with UBS Financial Services Inc. in an amount not to exceed $1 million, that is secured by up to 476,891 shares of his TALX common stock, the Shareholder is not a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person for with respect to any securities of TALX, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. The previous description is qualified by reference to the forms of restricted stock and option awards, which are included as Exhibits to this Statement.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits:
     1. Agreement and Plan of Merger dated February 14, 2007, among Equifax Inc., TALX Corporation, and Chipper Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of TALX filed on February 15, 2007).
     2. Shareholder Agreement dated February 14, 2007, between Equifax Inc. and William W. Canfield (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of TALX filed on February 15, 2007).
     3. TALX Corporation 2005 Omnibus Incentive Plan (incorporated by reference to Attachment B to our definitive proxy statement on Schedule 14A filed on July 22, 2005).
     4. Form of Restricted Stock Agreement (Employee) (incorporated by reference to Exhibit 10.39 to the TALX Current Report on Form 8-K filed on September 23, 2005).
     5. TALX Corporation Amended and Restated 1994 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the TALX Registration Statement on Form S-1 (File No. 333-10969)).
     6. Form of Incentive Stock Option Agreement under 1994 Stock Option Plan (incorporated by reference to Exhibit 10.9 to the TALX Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
     7. Form of Non-Qualified Stock Option Agreement under 1994 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the TALX Registration Statement) on Form S-1 (File No. 333-10969)).

CUSIP No. 874918105	13D	Page 6 of 7 Pages
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: February 26, 2007	/s/ William W. Canfield
William W. Canfield